Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008 (U.S. DOLLARS IN MILLIONS, UNAUDITED)

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

US$ MILLIONS, UNAUDITED	As of September 30, 2008	As of December 31, 2007
Assets
Current assets
Cash and cash equivalents	$31.4	$221.3
Accounts receivable and other	32.6	9.2

Total current assets	64.0	230.5

Cost accounted investments	195.2	195.2
Equity accounted investments (Note 3)	589.5	505.8
Property, plant and equipment (Note 4)	198.3	210.6
Other assets	5.7	2.8
Deferred taxes	13.0	13.0

	$1,065.7	$1,157.9

Liabilities and partnership capital
Liabilities
Accounts payable and other liabilities	$35.2	$14.9
Non-recourse borrowings (Note 5)	111.9	115.0
Deferred tax liabilities	6.7	23.7
Preference shares	20.0	20.0

Total liabilities	173.8	173.6

Redeemable partnership units (Note 6)	233.5	354.2
Partnership capital
Retained earnings	79.4	22.4
Accumulated other comprehensive income	24.9	21.3
Partnership units	554.1	586.4

	$1,065.7	$1,157.9

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Revenues	$8.9	$—	$18.9	$—
Cost of revenues (exclusive of depreciation expense)	(0.5)	—	(1.7)	—
Depreciation expense	(1.5)	—	(3.5)	—

Gross margin	6.9	—	13.7	—
Selling, general and administrative expenses	(5.5)	—	(11.4)	—
Losses on disposal of property, plant and equipment	(0.4)	—	(0.8)	—
Pre-acquisition income of acquired entity (Note 2)	—	2.9	2.6	6.5
Investment income	5.3	—	11.0	—
Other income	0.1	—	0.7	—

	6.4	2.9	15.8	6.5
Interest expense	(3.8)	—	(6.7)	—

Net income (loss) before below noted items	2.6	2.9	9.1	6.5
Income tax expense	(1.3)	—	(2.1)	—
Losses from equity accounted investments	(2.7)	—	(0.5)	—

Net (loss) income	$(1.4)	$2.9	$6.5	$6.5

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Accumulated other comprehensive (loss) income, opening	$(12.6)	$14.6	$21.3	$8.8
Other comprehensive income	37.5	4.9	3.6	10.7

Accumulated other comprehensive income, closing	$24.9	$19.5	$24.9	$19.5

The accompanying notes are an integral part of these financial statements

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Retained earnings, opening	$31.6	$17.8	$22.4	$14.2
Net (loss) income for the period	(1.4)	2.9	6.5	6.5
Fair value adjustment on redeemable partnership units (Note 6)	60.6	—	120.7	—
Adjustment related to acquired entities	—	—	(44.4)	—
Distributions to unitholders	(10.2)	—	(23.8)	—
Distributions from operations	(1.2)	—	(2.0)	—

Retained earnings, closing	$79.4	$20.7	$79.4	$20.7

The accompanying notes are an integral part of these financial statements

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BROOKFIELD INFRASTRUCTURE L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Operating activities
Net (loss) income	$(1.4)	$2.9	$6.5	$6.5
Adjustments for non-cash items:
Losses from equity accounted investments	2.7	—	0.5	—
Depreciation	1.5	—	3.5	—
Losses on disposal of property, plant and equipment	0.4	—	0.8	—
Change in non-cash working capital, net	8.9	(3.0)	3.6	(8.6)

Cash from (used in) operating activities	12.1	(0.1)	14.9	(2.1)

Investment activities
Acquisition of Ontario Transmission (Note 7)	—	—	(93.6)	—
Additional investment in Transelec (Note 7)	—	—	(111.3)	—
Additions to property, plant and equipment	(2.9)	—	(2.9)	—
Proceeds from hedge settlement (Note 9)	26.8	—	26.8	—

Cash from (used in) investing activities	23.9	—	(181.0)	—

Financing activities
Distributions to unitholders	(10.2)	—	(23.8)	—

Cash used in financing activities	(10.2)	—	(23.8)	—

Cash and cash equivalents
Change during the period	$25.8	$(0.1)	$(189.9)	$(2.1)
Balance, beginning of period	5.6	2.3	221.3	4.3

Balance, end of period	$31.4	$2.2	$31.4	$2.2

Cash interest paid	$2.0	$1.8	$6.0	$5.4

The accompanying notes are an integral part of these financial statements

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NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

For the period from January 1, 2008 to September 30, 2008

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) consists of interests in electricity transmission and timber operations in North and South America.

In May 2007, Brookfield Asset Management Inc. (“Brookfield”) announced its intention to spin-off a portion of its infrastructure assets through a special dividend to the holders of its Class A limited voting shares and Class B limited voting shares (the “Spin-off”). Prior to the Spin-off, Brookfield restructured its infrastructure division so that portions of its operations were owned by Brookfield Infrastructure. At the time of the reorganization, Brookfield owned approximately 61% of the limited partnership units of Brookfield Infrastructure directly, and a wholly owned subsidiary of Brookfield owned exchangeable units of Brookfield Infrastructure representing approximately 39% of the limited partnership units of Brookfield Infrastructure. Brookfield transferred 60% of the limited partnership units of Brookfield Infrastructure that it owned to Brookfield Infrastructure Partners L.P. (“BIP”), a newly formed limited partnership, in consideration for units of BIP. These BIP units were then distributed by Brookfield to holders of its Class A limited voting shares and Class B limited voting shares as a special dividend on January 31, 2008.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed consolidated financial statements of Brookfield Infrastructure have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), for the preparation of interim financial information. They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the unaudited interim condensed consolidated financial statements are the same as those described in Brookfield Infrastructure’s audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2007.

Brookfield Infrastructure believes all adjustments necessary for a fair presentation of the results for the periods presented have been made and all such adjustments were of a normal recurring nature. The financial results for the nine months ended September 30, 2008 are not necessarily indicative of financial results for the full year. The unaudited condensed consolidated financial statements should be read in conjunction with Brookfield Infrastructure’s financial statements contained in BIP’s Annual Report on Form 20-F for the year ended December 31, 2007, filed with the SEC.

Upon close of the spin-off of Brookfield Infrastructure from Brookfield on January 31, 2008, Brookfield Infrastructure’s ownership interest in its underlying operations were the following: 10.7% of Transelec Chile S.A. (“Transelec”), 37.5% of Island Timberlands Limited Partnership (‘Island Timberlands”), 30% of Longview Timber Holdings Corp. (“Longview”) and between 7-18% of five companies within a group of companies of Transmissions Brasilerios de Companies (“TBE”).

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On March 12, 2008, Brookfield Infrastructure acquired 100% of the assets and liabilities of the transmission division of Great Lakes Power Limited (GLPL), (“the Ontario Transmission” operations) which was an entity owned and controlled by Brookfield at the time of the acquisition by Brookfield Infrastructure. This transaction constitutes a reorganization of entities under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of Ontario Transmission for all periods presented.

On April 3, 2008, the Partnership increased its ownership interest in Transelec to 17.8% from 10.7%.

The following table illustrates our policy used to account for our significant entities:

CONSOLIDATION METHOD AT SEPTEMBER 30, 2008

	Ownership %	Method
Ontario Transmission	100.0%	Consolidation
Transelec	17.8%	Equity
Longview	30.0%	Equity
Island Timberlands	37.5%	Equity
TBE	7.0% – 18.0%	Cost

We present the results of Ontario Transmission prior to the date of acquisition as pre-acquisition income of acquired entity.

All figures are presented in millions of United States Dollars unless otherwise noted.

Recently Adopted Accounting Standards

i)	SFAS 157, “Fair Value Measurements”

Fair Value Measurements. In September 2006, the FASB issued SFAS 157, “Fair Measurements” (“SFAS 157”). SFAS 157, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories.

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Level 1 consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

The Company adopted SFAS 157 on January 1, 2008, as required for financial assets and financial liabilities.

The following table presents additional information about the Partnership’s financial assets and liabilities which are measured at fair value on a recurring basis as of September 30, 2008.

	Recurring Fair Value Measurements
US$ MILLIONS	Level 1	Level 2		Total
Cash	$31.4	$—		$31.4
Accounts receivable and other	—	12.9	[1]	12.9
Redeemable Partnership units	233.5	—		233.5

1.	Includes a mark to market gain on the Partnership’s hedge contacts.

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3.	EQUITY ACCOUNTED INVESTMENTS

Brookfield Infrastructure’s net investment in equity accounted entities includes the following:

		Book Value
US$ MILLIONS	Ownership %	September 30, 2008	December 31, 2007
Transelec	17.8%	$235.5	$128.4
Longview	30.0%	188.3	212.9
Island Timberlands	37.5%	165.7	164.5

		$589.5	$505.8

The following table presents certain summarized financial information in total, for all investments in equity accounted affiliates based on a 100% ownership interest in each entity:

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2008

US$ MILLIONS
Gross revenue	$545.0
Costs and expense applicable to gross revenue	(223.2)

Net operating income	321.8
Investment income	9.9
Cash taxes	(1.6)
Interest expense	(132.8)

Adjusted net operating income	197.3
Depreciation, depletion and amortization	(137.2)
Deferred taxes and other	(57.5)

Net income	$2.6

AS AT SEPTEMBER 30, 2008

US$ MILLIONS
Current assets	$289.8
Non-current assets	6,821.0

Total assets	$7,110.8

Current liabilities	$(422.2)
Non-current liabilities	(4,348.5)

Total liabilities	$(4,770.7)

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4.	PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depreciation	September 30 2008	December 31 2007
US$ MILLIONS			Net Book Value	Net Book Value
Land	$0.5	$—	$0.5	$0.5
Buildings	13.5	3.8	9.8	10.9
Transmission stations, towers and related fixtures	228.2	52.6	175.6	193.6
Other	12.5	—	12.4	5.6

	$254.7	$56.4	$198.3	$210.6

5.	NON - RECOURSE BORROWINGS

US$ MILLIONS	September 30 2008	December 31 2007
Series 1 First Mortgage Bonds	$112.8	$115.0
Less: Unamortized deferred financing fees	0.9	—

	$111.9	$115.0

The Series 1 First Mortgage Bonds bear interest at a rate of 6.6%. Semi-annual payments of interest only are due and payable on June and December 16 each year until and including June 2013. Equally blended semi-annual payments of principal and interest will commence on December 16, 2013 and will continue until June 16, 2023. The remaining principal balance of the Series 1 Bonds will be fully due on June 16, 2023.

6.	PARTNERSHIP CAPITAL

Brookfield Infrastructure has issued redeemable partnership units that may, at the request of the holder, require Brookfield Infrastructure to redeem all or a portion of the holder’s units of Brookfield Infrastructure for cash after two years from the date of closing of the Spin-off. This right is subject to BIP’s right of first refusal which entitles it, at its sole discretion, to elect to acquire any unit so presented to Brookfield Infrastructure in exchange for one of BIP’s units (subject to certain customary adjustments). Based on the number of BIP units issued in the Spin-off, Brookfield’s aggregate limited partnership interest in Brookfield Infrastructure would be 39% if Brookfield exercised its redemption right in full and BIP fully exercised its right of first refusal. The units are considered mezzanine equity and are recorded at their fair value. As at September 30, 2008, fair value of these units was lower than book value by $120.7 million, which was recorded in retained earnings.

Brookfield Infrastructure has also issued partnership units that are held by BIP and represent 60% of its capital base.

The caption “adjustment related to acquired entities” recorded in the statement of retained earnings is related to the acquisition of Ontario Transmission, an entity that was accounted for as a reorganization of entities under common control, as described in Note 2.

7.	ACQUISITIONS

Ontario Transmission was acquired by Brookfield Infrastructure on March 12, 2008. With the transaction, Brookfield Infrastructure acquired 550 km of 44 kV to 230 kV transmission lines in Canada that comprise an important component of Ontario’s transmission system that connects generation in Northern Ontario to electricity demand in Southern Ontario.

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Brookfield Infrastructure acquired the assets and liabilities for $93.6 million. The purchase was financed with cash on hand that was contributed to Brookfield Infrastructure upon spin-off.

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This acquisition was recorded at historical carrying values of Ontario Transmission’s assets and liabilities as described below.

US$ MILLIONS	March 12, 2008
Current assets	$5.3
Property, plant and equipment	208.4
Other assets	1.3
Current liabilities	(2.4)
Non-recourse borrowings	(119.0)

Total	$93.6

On April 3, 2008, the Partnership increased its ownership interest in Transelec to 17.8% from 10.7%.

8.	RELATED PARTY TRANSACTIONS

In the normal course of operations, the Partnership enters into various transactions on market terms with related parties. These transactions have been measured at exchange value and are recognized in the condensed consolidated financial statements.

Ontario Transmission has provided advances to and received advances from related parties in the normal course of operations. Ontario Transmission has also provided advances to and received advances from other divisions of GLPL. These advances are non-interest bearing, unsecured and due on demand.

At period end no amounts were due from related parties (as at December 31, 2007 - $3.7 million) and $28.2 million was due to related parties (as at December 31, 2007 - $0.6 million).

9.	DERIVATIVES AND HEDGING

During the quarter the Partnership exercised its right under a put agreement to sell its interest in TBE. The Partnership expects to receive Brazilian Reais denominated proceeds during the first quarter of 2009 related to the sale. As a hedge against adverse changes in the Brazilian Reais the partnership entered into a forward contract to sell a notional amount of Brazilian Reais at a predetermined rate. As a result, we expect to receive after tax proceeds of approximately $270 million. The Partnership has chosen to apply hedge accounting and accordingly records changes in fair value in Other Comprehensive Income. For the three months ended September 30, 2008 the Company recorded a gain of $46.5 million related to forward contracts, $26.8 of which has been realized by the Company and $19.7 million is recorded as current mark-to-market on an outstanding contract with a notional amount of $465 million and fixed rate of R$1.91:1.

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10.	SEGMENTED INFORMATION

Brookfield Infrastructure’s operating segments are electricity transmission and timber. A key measure most often used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions is adjusted net operating income (“ANOI”) which enables the determination of cash return on equity deployed. ANOI is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes, pre-acquisition income of acquired entity and other non-cash items. The following table provides each segment’s results based on the format that management organizes its segments in order to make operating decisions and assess performance. Each segment is presented on both a 100% basis and a proportional basis, taking into account Brookfield Infrastructure’s ownership interest in operations accounted for using the consolidation and equity methods. For cost accounted investments, the segment results reflect dividend income.

	Electricity Transmission		Timber
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2008 US$ MILLIONS	100%	Partnership Share	100%	Partnership Share	Corporate	Total[1]
Gross revenue	$286.6	$60.6	$283.6	$96.3	$—
Dividend income	11.0	11.0	—	—	—
Direct costs	(39.2)	(9.3)	(186.3)	(64.0)	(8.6)

Net operating income	258.4	62.3	97.3	32.3	(8.6)
Investment and other income	1.2	(0.7)	0.7	0.4	0.7
Interest expense	(69.4)	(14.4)	(66.7)	(21.4)	(2.7)
Cash taxes	(2.4)	(2.4)	(1.6)	(0.6)	—

Adjusted net operating income	187.8	44.8	29.7	10.7	(10.6)
Depreciation, depletion and amortization	(51.1)	(10.6)	(89.5)	(27.9)	—
Pre-acquisition income of acquired entity	2.6	2.6	—	—	—
Deferred taxes and other items	(80.7)	(12.0)	31.6	9.5	—

Net income (losses)	$58.6	$24.8	$(28.2)	$(7.7)	$(10.6)	$6.5

1.	The majority of Brookfield Infrastructure’s investments are accounted for using the equity method or cost method of accounting in accordance with U.S. GAAP (note 2). This results in the earnings from these investments being presented in one line on the Statement of Operations. The above table presents the detailed components making up net income for investments accounted for using the consolidation, equity and cost methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statement of Operations.

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MANAGEMENT DISCUSSION AND ANALYSIS

INTRODUCTION

This supplemental information should be read in conjunction with the Partnership’s most recently issued Form 20-F. Additional information, including the Partnership’s Form 20-F is available on the Partnership’s web site at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s web site at www.edgar.com.

BUSINESS OVERVIEW

Brookfield Infrastructure Partners L.P. (the “Partnership”) was established by Brookfield Asset Management Inc. (“Brookfield”) as its primary vehicle to own and operate certain infrastructure assets on a global basis. The Partnership, through its related entities, operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems and timberlands in North and South America, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes.

BASIS OF PRESENTATION

The Partnership’s sole material asset is its 60% limited partnership interest in Brookfield Infrastructure L.P. (“Brookfield Infrastructure”), which is accounted for using the equity method. As a result, we believe the financial statements of Brookfield Infrastructure are more relevant than the Partnership’s because they present the financial position and results of our underlying operations in greater detail. Brookfield and its affiliates own the remaining 40% of Brookfield Infrastructure, which through a redemption exchange mechanism can be converted into an equivalent interest in the Partnership.

Upon close of the spin-off of Brookfield Infrastructure from Brookfield on January 31, 2008, Brookfield Infrastructure’s ownership interests in its underlying operations were as follows: 10.7% of Transelec Chile S.A. (“Transelec” or our “Chilean transmission operations”), 37.5% of Island Timberlands Limited Partnership (“Island Timberlands” or our “Canadian timber operations”), 30% of Longview Timber Holdings Corp. (“Longview” or our “U.S. timber operations”) and 7-18% of Transmissions Brasilerios de Companies (“TBE”).

On March 12, 2008, Brookfield Infrastructure acquired 100% of the transmission division of Great Lakes Power Limited (our “Ontario Transmission” operations) which was an entity owned and controlled by Brookfield at the time if the acquisition by Brookfield Infrastructure. The transaction constitutes a reorganization of entities under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, these financial statements have been presented giving retroactive effect to the transaction described above using historical carrying costs of the assets and liabilities of Great Lakes Power Limited for all periods presented. We present the results of the Ontario Transmission prior to the date of acquisition as pre-acquisition income of acquired entity. On April 4, 2008, Brookfield Infrastructure acquired an additional 7.1% interest in Transelec.

The unaudited results that are presented in this financial information package reflect the financial position and results of our current operations for the three-month and nine-month periods ended September 30, 2008.

We will also discuss our results on a proforma basis to reflect the following transactions as if they occurred on January 1, 2008:

•	Brookfield Infrastructure’s increased investment in Transelec, which increased our ownership to approximately 17.8%;

•	The acquisition of 100% of our Ontario transmission operations; and

•	The spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into the master services agreement with Brookfield (the “Master Services Agreement”).

As our investments in our significant subsidiaries took place during various dates during the three-month period ended March 31, 2008, we believe that our discussions of this proforma information will give readers a better understanding of the continuing impact of the results of our operations that we expect on an on-going basis.

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The pro forma financial information discussed below has been prepared based upon currently available information and assumptions deemed appropriate. The pro forma financial information is provided for information purposes only and may not be indicative of the results that would have occurred if the spin-off and the other transactions had been effected on the dates indicated nor is it necessarily indicative of future performance.

For each of its business segments, the following financial information package discusses Brookfield Infrastructure’s proportionate share of results for its consolidated operations and equity accounted investments in order to demonstrate the impact of key value drivers of each of these segments on Brookfield Infrastructure’s overall performance. Consistent with how the business is managed, the segments are electricity transmission and timber. Each of these platforms have their own management teams responsible for their operations and investments. Certain items, such as corporate administration costs, are not included in this segmented financial information.

All figures are provided in U.S. dollars, unless otherwise noted.

NON-GAAP FINANCIAL MEASURE

To measure performance, we focus on net income as well as adjusted net operating income. We define adjusted net operating income or ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as detailed in the reconciliation shown in Reconciliation of Non-GAAP Financial Measure. Furthermore, ANOI does not include pre-acquisition income of acquired entity as discussed under Basis of Presentation. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles (“GAAP”). Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool. See the Reconciliation of Non-GAAP Financial Measures section for a more fulsome discussion and a reconciliation to the most directly comparable GAAP measure.

OVERVIEW OF PERFORMANCE

In this section we review our performance and our financial position for the three and nine months ended September 30, 2008. As the operating assets were not seeded into the Partnership until January 31, 2008, there are no meaningful GAAP financial comparatives. Accordingly, we also review our performance on a proforma basis. Further details on our operations and financial position are contained within the review of Operating Platforms.

RESULTS OF OPERATIONS

The following table summarizes the financial results of Brookfield Infrastructure:

US$ MILLIONS, UNAUDITED	As at and for the Three Months Ended September 30, 2008	As at and for the Nine Months Ended September 30, 2008
Income Statement Key Metrics
Revenues	$8.9	$18.9
Losses from equity accounted investments	(2.7)	(0.5)
Dividend income	5.3	11.0
Interest expense	(3.8)	(6.7)
Net (loss) income	(1.4)	6.5
Adjusted net operating income (ANOI)	$13.1	$44.9

Balance Sheet Key Metrics
Total assets	$1,065.7	$1,065.7
Partnership capital[1]	896.8	896.8
Non-recourse borrowings	$111.9	$111.9

1	Includes redeemable partnership units as they can be converted to an equivalent interest in partnership units through a redemption exchange mechanism

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Due to our levels of ownership and control, Brookfield Infrastructure’s financial statements reflect a mix of consolidation accounting (Ontario transmission operations), equity accounting (Transelec, Island Timberlands, Longview) and cost accounting (TBE).

For the three and nine months ended September 30, 2008, we recorded a net loss of $1.4 million and income of $6.5 million respectively. For the nine-month period, net income and ANOI reflect a 10.7% ownership interest in Transelec for the first three months of 2008, and ANOI also reflects a partial period of results from our Ontario transmission operations which was transferred into Brookfield Infrastructure on March 12, 2008.

As at September 30, 2008, Brookfield Infrastructure had $1,065.7 million in assets and $896.8 million in Partnership capital. In addition, on our consolidated balance sheet there was $111.9 million in non-recourse borrowings at our Ontario transmission operations.

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The following table presents both net income and adjusted net operating income by segment:

US$ MILLIONS, UNAUDITED	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Net income (loss) by segment
Electricity transmission	$7.4	$24.8
Timber	(3.2)	(7.7)
Corporate	(5.6)	(10.6)

Net (loss) income	(1.4)	6.5

Adjusted net operating income by segment
Electricity transmission	$17.1	$44.8
Timber	1.6	10.7
Corporate	(5.6)	(10.6)

Adjusted net operating income (ANOI)	$13.1	$44.9

Our results reflect a strong performance by our transmission segment, combined with continuing weakness in our timber segment due primarily to the impact of the softness of the U.S. housing market on sales volumes and sawlog pricing. Net income of $7.4 million and $24.8 million from our transmission segment for the three- and nine-month periods ended September 30, 2008, respectively, was partly offset by losses of $3.2 million and $7.7 million from our timber segment for the three- and nine-month periods ended September 30, 2008, respectively.

Adjusted net operating income from our transmission segment was $17.1 million and $44.8 million for the three- and nine-month periods ended September 30, 2008, respectively, compared with $1.6 million and $10.7 million from our timber segment for the same periods in the prior year.

PROFORMA RESULTS OF OPERATIONS

The following table summarizes the financial results of Brookfield Infrastructure for the quarter on a pro forma basis to reflect the following transactions as if they occurred on January 1, 2008:

•	Brookfield Infrastructure’s increased investment in Transelec, which increased our ownership to approximately 17.8%;

•	The acquisition of 100% of our Ontario transmission operations; and

•	The spin-off of Brookfield Infrastructure from Brookfield and related transactions including entry into the master services agreement with Brookfield (the “Master Services Agreement”).

	For the Three Months Ended September 30		For the Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Revenue	$8.9	$9.4	$26.1	$27.0
Earnings (loss) from equity accounted for investments	(2.7)	(2.8)	—	0.3
Dividend income	5.3	10.3	11.0	15.5
Interest expense	(3.8)	(3.8)	(8.3)	(8.3)
Net (loss) income	(1.4)	5.3	6.2	11.3
Adjusted net operating income (ANOI)	$13.1	$17.4	$52.2	$47.6

For the three and nine months ended September 30, 2008, we recorded proforma net loss of $1.4 million and net income of $6.2 million, respectively, compared to net income of $5.3 million and $11.3 million for the same periods of 2007.

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On a proforma basis, the following table presents both net income and adjusted net operating income by segment:

	For the Three Months Ended September 30		For the Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Net (loss) income by segment
Electricity transmission	$7.4	$14.4	$25.4	$27.7
Timber	(3.2)	(3.5)	(7.7)	(4.9)
Corporate	(5.6)	(5.6)	(11.5)	(11.5)

Net (loss) income	$(1.4)	$5.3	$6.2	$11.3

Adjusted net operating income by segment
Electricity transmission	$17.1	$20.8	$53.0	$45.2
Timber	1.6	2.2	10.7	13.9
Corporate	(5.6)	(5.6)	(11.5)	(11.5)

Adjusted net operating income	$13.1	$17.4	$52.2	$47.6

OPERATING PLATFORMS

In this section, we review the operating results of our two principal operating platforms, Electricity Transmission and Timber.

ELECTRICITY TRANSMISSION OPERATIONS

Our transmission segment generates stable revenue that is governed by regulated frameworks and long-term contracts. Accordingly, we expect this segment to produce consistent revenue and margins that should increase with inflation and other factors such as operational improvements. We also expect to achieve continued growth in revenues and income as we earn a return on the investment of additional capital into our existing operations.

The following table presents our transmission segment’s proportionate share of financial results. For TBE, which is accounted for on a cost basis, these results are reflected as dividend income.

US$ MILLIONS, UNAUDITED	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
Revenue	$23.5	$60.6
Costs attributed to revenues	(4.2)	(9.3)
Dividend income	5.3	11.0

Net operating income	24.6	62.3
Other expenses	(0.1)	(0.7)
Interest expense[1]	(5.8)	(14.4)
Cash taxes	(1.6)	(2.4)

Adjusted net operating income (ANOI)	17.1	44.8
Depreciation and amortization	(4.4)	(10.6)
Income for predecessor company	—	2.6
Deferred taxes and other items	(5.3)	(12.0)

Net Income	$7.4	$24.8

1	Excludes non-cash components of interest expense which are included in the line item deferred taxes and other items

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On a proportionate basis, our transmission segment earned $24.6 million of net operating income, $17.1 million of adjusted net operating income and $7.4 million of net income for the three months ended September 30, 2008.

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The following table presents the transmission segment’s proforma proportionate share of financial results.

	Three Months Ended September 30		Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Revenue	$23.5	$21.1	$74.3	$59.4
Costs attributed to revenues	(4.2)	(3.5)	(10.8)	(9.6)
Dividend income	5.3	10.3	11.0	15.5

Net operating income	24.6	27.9	74.5	65.3
Other income (expenses)	(0.1)	(0.2)	(0.8)	0.9
Interest expense[1]	(5.8)	(5.4)	(17.3)	(16.9)
Cash taxes	(1.6)	(1.5)	(3.4)	(4.1)

Adjusted net operating income (ANOI)	17.1	20.8	53.0	45.2
Depreciation and amortization	(4.4)	(3.8)	(13.1)	(12.2)
Deferred taxes and other items	(5.3)	(2.6)	(14.5)	(5.3)

Net income	$7.4	$14.4	$25.4	$27.7

1	Excludes non-cash components of interest expense which are included in the line item deferred taxes and other items

On a proforma proportionate basis, our transmission businesses recorded strong results. For the three months ended September 30, 2008 Transelec’s net operating income and ANOI were $12.2 million and $8.5 million compared with $9.5 million and $6.0 million for the prior year. Transelec’s results reflected non-recurring revenues of $1.8 million as a result of retroactive application of the 2006 trunk transmission study. Adjusting for non-recurring revenue, Transelec’s ANOI increased relative to the prior year by 12% primarily as a result of the ongoing increase in revenues due to implementation of the 2006 trunk transmission study and indexation of revenues resulting from inflation and foreign exchange movements. After adjusting for non-recurring revenues, operating margins at our Chilean transmission operations were 81% which is in line with historical levels.

For the three months ended September 30, 2008, Ontario Transmission’s net operating income and ANOI were $7.1 million and $3.3 million compared with $8.1 million and $4.5 million from the prior year. Revenues from our Ontario transmission operations were essentially flat compared with the prior year. Operating and maintenance expenses increased relative to the prior year due to personnel costs associated with our Ontario Transmission development program for which we intend to apply for cost recovery in our upcoming rate case.

In 2008, dividends received from our TBE investment decreased to $5.3 million for the quarter compared to $10.3 million in the same period of 2007. Dividends from TBE are paid on a periodic basis, not necessarily quarterly.

Non-cash expenses are primarily comprised of depreciation and amortization which reflect application of purchase accounting in our Chilean transmission operations, as well as non-cash inflation indexations on our Chilean peso denominated debt. Depreciation and amortization amounted to $4.4 million compared to $3.8 million in the comparable period in 2007. Maintenance capital expenditures for our transmission segment were $2.0 million and $2.8 million for the quarters ended September 30, 2008 and 2007, respectively.

Our transmission operations have a combination of regulatory and contractual frameworks, some of which are indexed. For our transmission operations with revenue indexation, increases in revenue are primarily a result of inflation, changes in foreign exchange rates and growth capital expenditures. For our remaining operations, revenue increases are primarily attributable to growth capital expenditures.

The following table breaks down our proportionate share of revenue by these categories:

	Three Months Ended September 30		Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Contractual revenue with indexation	$7.2	$6.4	$22.4	$19.1
Regulated revenue with indexation	7.0	4.6	22.7	12.7

	14.2	11.0	45.1	31.8
Other transmission revenue	9.3	10.1	29.2	28.3

	$23.5	$21.1	$74.3	$60.1

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For the quarter, adjusting for non-recurring revenues of $1.8 million, our proportionate share of revenues with indexation increased by $1.4 million or 13% in 2008 compared with 2007. Of the total, $0.1 million was attributable to growth capital expenditures, $0.5 million was due to the ongoing benefit from the implementation of the 2006 trunk transmission study, $0.5 million was attributable to inflation indexation and $0.3 was a result of foreign exchange, which was offset to a large degree by the impact of foreign exchange on our costs.

BUSINESS DEVELOPMENTS - ELECTRICITY TRANSMISSION

Brookfield Infrastructure exercised an option to sell its minority interests in TBE and expects to receive proceeds from the sale of approximately R$480 million. The primary purchaser of TBE will be CEMIG, the electric utility for the state of Minas Gerais in Brazil. Concurrent with the exercise of the put option, Brookfield Infrastructure entered into a foreign exchange hedge to lock in projected proceeds in U.S. dollars. After-tax proceeds are anticipated to be approximately $270 million, of which $27 million has already been received from a realized hedge gain. The proceeds will be used to fund growth capital investments and acquisitions as well as for general corporate working capital purposes. Closing is expected to occur in January of 2009 subject to receipt of regulatory and other approvals.

In order to partially finance its growth plan, Transelec has executed an additional credit facility of approximately $130 million. The objective is to draw the facility to fund capital expenditures and to refinance the facility over time through the issuance of long-term debt. During the quarter, Transelec implemented the long-term hedge program that we previously disclosed in order to reduce its exposure to the Chilean peso. As a result, Transelec has been substantially converted to a U.S. dollar asset with minimal ongoing exposure to the Chilean peso. This program was completed in August, prior to the recent significant devaluation of the Chilean peso.

TIMBER OPERATIONS

Our timber operations consist of high quality timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. These timberlands are characterized by their ability to generate strong operating margins due to the premium prices that can be earned for many of their species. These operations are expected to provide attractive risk adjusted returns on capital employed over the long term.

The following table presents our timber segment’s proportionate share of financial results.

US$ MILLIONS, UNAUDITED	For the Three Months Ended September 30, 2008	For the Six Months Ended September 30, 2008
Revenue	$32.4	$96.3
Cost attributed to revenues	(23.0)	(64.0)

Net operating income	9.4	32.3
Other income (expenses)	(0.2)	0.4
Interest expense	(7.3)	(21.4)
Cash taxes	(0.3)	(0.6)

Adjusted net operating income (ANOI)	1.6	10.7
Depreciation, depletion and amortization	(8.9)	(27.9)
Deferred taxes and other items	4.1	9.5

Net loss	$(3.2)	$(7.7)

On a proportionate basis, our timber operations generated $9.4 million of net operating income, $1.6 million of adjusted net operating income and a net loss of $3.2 million for the three months ended September 30, 2008.

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The following table presents our timber segment’s proforma proportionate share of financial results

	Three Months Ended September 30		Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Revenue	$32.4	$33.8	$96.3	$111.9
Cost attributed to revenues	(23.0)	(23.8)	(64.0)	(69.4)

Net operating income	9.4	10.0	32.3	42.5
Other income (expense)	(0.2)	0.8	0.4	(5.6)
Interest expense	(7.3)	(8.6)	(21.4)	(23.2)
Cash taxes	(0.3)	—	(0.6)	0.2

Adjusted net operating income (ANOI)	1.6	2.2	10.7	13.9
Depreciation, depletion and amortization	(8.9)	(8.7)	(27.9)	(21.4)
Deferred taxes and other items	4.1	3.0	9.5	2.6

Net losses	$(3.2)	$(3.5)	$(7.7)	$(4.9)

In our timber operations for the three month period ended September, net operating income and ANOI were $9.4 million and $1.6 million compared to $10.0 million and $2.2 million respectively, in the prior year. Results were down modestly as the impact of reduced sales volume and lower pricing was offset to a degree by an increase in export sales.

While harvest volumes at our Canadian timber operations were up almost 80% in the quarter compared to the third quarter of 2007 because of a labour strike in 2007, sales volume was down by 8% as the third quarter of 2007 benefited from the sale of inventory to limit the impact of the strike. In the third quarter of 2008 we reduced sales of second growth Douglas-fir as markets for this product are highly dependant on new home construction, and increased the percentage of appearance grade product in our mix. Due to higher prices net of transportation costs, we also continued our efforts to increase exports to the Asian market with 35% of sales in the quarter shipped off-shore, up from 27% in the comparable period last year. Costs per unit increased 2% to $75/m3 as a result of product mix and to a lesser extent higher fuel costs. Overall our operating margins declined to 15% for the quarter versus 21% in the prior year.

At our U.S. timber operations, sales volume was up 5% in the third quarter of 2008 over the prior year, principally due to improved weather conditions for harvesting timber. In order to take advantage of the greater relative strength of Asian markets, we are continuing to develop new channels to access the export market and maximize the proportion of export quality timber from our harvest. Our efforts have resulted in volume shipped to Asia increasing in the quarter to 23% compared to 13% in the prior year. Costs per unit increased by 11% to $54/m3 as a result of higher fuel prices and transportation costs, as we increased the scope of our market area to access more customers, and to a lesser extent harvesting at higher elevations. Overall, margins decreased to 29% versus 43% in the prior year.

For the three-month periods ended September 30, 2008 and 2007, depreciation, depletion and amortization were $8.9 million and $8.7 million, respectively, and maintenance capital expenditures were $1.8 million and $1.2 million, respectively.

The following table summarizes our proportionate share of operating metrics for our timber operations:

	Three-Month Period Ended September 30, 2008				Three-Month Period Ended September 30, 2007
US$ MILLIONS,VOLUME IN THOUSANDS, UNAUDITED	Harvest (000’s m3 )	Sales (000’s m3 )	Revenue/m3	Revenue	Harvest (000’s m3 )	Sales (000’s m3 )	Revenue/m3	Revenue
Douglas-fir	164	190	$89	$16.9	126	180	$93	$16.8
Whitewood	125	117	58	6.8	110	157	71	11.1
Other	61	57	109	6.2	25	36	153	5.5

	350	364	$82	$29.9	261	373	$90	$33.4
HBU and other sales				2.5				0.4

Total				$32.4				$33.8

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For the three-month period ended September 30, 2008 compared to the three-month period ended September 30, 2007, Douglas-fir sales volume increased 6% due to an increase in export volume at our U.S. operations and the increase in the sale of appearance grade products from our Canadian operations offset by reduced sales of our second growth product that sells into the sawlog market to preserve the value of this inventory. Whitewood sales volumes decreased by 25%, reflecting a reduction of sales into the sawlog market. Sales volumes of other logs increased by 59%, reflecting a shift in product mix due to better relative market conditions for pulp logs and cedar.

The average realized price for Douglas-fir decreased by 4% compared to the prior year as declines in prices of second growth product were offset by a higher percentage of high value appearance grade product in our mix. The average realized price for our other category decreased by 34% due primarily to an increase of pulp logs in our product mix.

Our share of higher and better use (“HBU”) gains and other sales were $2.5 million for the quarter ended September 30, 2008, as compared to $0.4 million for the quarter ended September 30, 2007.

BUSINESS DEVELOPMENT - TIMBER

In early November 2008, Longview, in which Brookfield Infrastructure holds a 30% interest, is expected to complete the add-on acquisition of a 67,661 acre tree farm in Washington State for $163 million. The property is in close proximity to Longview’s existing asset base and will benefit from efficiencies associated with integration into Longview’s operations. Concurrently, Longview will repay its outstanding bridge loan whose principal amount was $250 million as of the end of the third quarter. In order to fund these amounts, Longview will issue $70 million of long-term debt and finance the balance with new equity. Brookfield Infrastructure will invest $103 million directly and indirectly into Longview in order to maintain its interest at the 30% level.

As it expands its asset base, Brookfield Infrastructure’s objective is to build a portfolio that is balanced primarily between utilities, transportation and timber operations, with a smaller allocation to other infrastructure.

OUTLOOK - TIMBER

We believe operating results for the timber segment will consistently improve over the long term, however, they are highly dependent on harvest levels and log prices.

Although it is difficult to predict the impact of variances in these factors, we believe that over time we will achieve increases in adjusted net operating income and net income from this segment of our business for the following reasons:

•	Increased harvest levels

Production levels in the third quarter of 2008 in our Canadian operations were 15% below planned levels, due to unfavorable weather and market conditions. As a result of a substantial surplus of merchantable, standing inventory in our U.S. operations, we expect to increase harvest levels by approximately 40% relative to historical harvest levels and sustain this higher level for a period of 10 years before returning to a long-run sustainable yield of approximately 10% above current levels. In order to capture the full value of this inventory, this increase in harvest will be staged in as market conditions improve. We currently do not anticipate operating at the higher harvest plan before 2010.

•	Increased margins

As our product mix evolves over time to a greater percentage of second growth harvest relative to primary growth harvest in our Canadian operations, we expect our margins to increase due to the lower harvesting costs of this product.

In the near term, we expect that the softness in the U.S. housing market, exacerbated by extreme dislocations in the mortgage financing market, will result in continued reduction in demand from sawmills that produce structural lumber for the housing market, putting downward pressure on sawlog prices. Over the mid-to-long term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply of timber in the markets that we serve:

•	the western Canadian mountain pine beetle infestation which is having a significant impact on the supply of Canadian timber from the interior of British Columbia and Alberta;

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•	Russian timber supply to the Asian markets, which is expected to be constrained as a result of Russia’s newly implemented log export restrictions; and

•	timberlands that are continuing to be withdrawn for conservation and alternate uses.

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BUSINESS DEVELOPMENTS - PPP PROJECTS

We continue to make progress on the acquisition of Brookfield Multiplex’s equity investments in three PPP projects – Royal Melbourne Showgrounds and Long Bay Forensic and Prison Hospitals in Australia and the Peterborough Hospital in the United Kingdom – for approximately $20 million. We believe that based on current trends, the PPP market is positioned to experience significant growth as governments continue to realize the benefits of delivering social infrastructure in conjunction with the private sector, and this transaction allows Brookfield Infrastructure to establish a platform to participate in the PPP space. Since this is a related-party transaction, the acquisition is subject to obtaining a satisfactory fairness opinion from an independent financial advisor, in addition to customary closing conditions, including regulatory approvals. We anticipate that closing will occur in November of 2008.

CORPORATE EXPENSES

We estimate that our general and administrative costs related to Brookfield Infrastructure will be approximately $6 million per annum on a going-forward basis. Prospectively, any base fees and/or performance fees paid by our operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement and other arrangements in order to avoid double payment of fees.

The following table presents the components of Corporate Expenses:

	For the Three Months Ended September 30	For the Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2008
General and administrative costs	$1.8	$3.2
Base management fees [1]	1.8	6.3
Financing costs [2]	2.0	2.0

	$5.6	$11.5

1	Pursuant to the Master Service Agreement on a gross basis.
2	Financing costs include dividends paid on the preferred shares, interest expense and standby fees from the committed credit facility and the non-cash amortization of financing costs, less ancillary interest earned on cash balances. Non-cash amortization of financing costs was $0.5 million for the three- and nine-months periods ended September 30, 2008, respectively.

CAPITAL EXPENDITURES

	For the Three Months Ended September 30		For the Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Maintenance Capex	3.8	4.0	9.3	8.0
Growth Capex	7.6	3.9	12.8	5.3

Maintenance capital expenditures are expenditures that are required to maintain the current revenue generating capability of our asset base; these expenditures do not increase our revenues. Growth capital investments are investments on which we expect to earn additional revenues; as these investments are typically discretionary, we invest this capital if we believe we can earn attractive risk-adjusted returns.

For the quarter ended September 30, 2008, approximately $2.0 million of maintenance capital expenditures were related to our transmission segment and approximately $1.8 million of maintenance capital expenditures were related to our timber segment.

For the quarter ended September 30, 2008, $7.6 million of growth capital expenditures were related to our transmission segment and nil was related to our timber segment. Included in the transmission segment’s growth capital expenditures is $6.2 million (2007—$0.3 million) representing our share of growth capital investments at Transelec, comprised of regulated and contracted transmission projects which should result in additional adjusted net operating income.

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Based on our current operations, we expect our share of maintenance capital expenditures will be approximately $15 million per year.

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CORPORATE INITIATIVES

The Board of Directors of the general partner has caused the Partnership to implement a unit repurchase program because it believes that, from time to time, the market price of the Partnership’s limited partnership units (“Units”) may be a more compelling investment opportunity than other investments under consideration. The general partner believes that, in such circumstances, the outstanding Units represent an attractive investment for the Partnership.

Under the unit repurchase program, the Partnership is authorized to repurchase up to $25 million of its Units, subject to the receipt of regulatory approval for the repurchase of more than 1,167,043 Units in the aggregate. Repurchases pursuant to this unit repurchase program will be made through the facilities of the New York Stock Exchange. Repurchases are authorized to commence on November 10, 2008 and will terminate on November 9, 2009, or earlier should the Partnership complete its repurchases prior to such date. Repurchases shall occur subject to prevailing market conditions and will be funded from available cash. Repurchases will also be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws. All Units acquired by the Partnership under this program will be cancelled.

The Partnership currently owns approximately 23 million units of Brookfield Infrastructure L.P., representing a 60% limited partnership interest. Concurrent with the purchases of Units under this bid, Brookfield Infrastructure L.P. will repurchase from the Partnership one of its units for each Unit the Partnership acquires (for the same price paid by the Partnership). As a result of such repurchases, the Partnership’s percentage interest in Brookfield Infrastructure L.P. will decrease.

As at November 4, 2008, the number of Units issued and outstanding totaled 23,340,871.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances, and maintain a relatively high distribution of our adjusted net operating income to unitholders.

Our principal sources of liquidity are cash flow from our operations, undrawn credit and equity facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity if necessary.

Brookfield Infrastructure’s total estimated liquidity as at September 30, 2008 was as follows:

US$ MILLIONS, UNAUDITED	As at September 30, 2008
Cash	$31
Committed credit facility	450
Proceeds from the sale of TBE[1]	243
Longview investment[2]	(103)

Total estimated liquidity	$621

1	Estimated proceeds (see Business Development - Electricity Transmission)
2	Anticipated in early November 2008 (see Business Development - Timber)

At September 30, 2008, we had approximately $31 million of cash for working capital purposes. In September, we announced our plan to sell our interests in TBE which, once completed, is expected to generate approximately $270 million in after tax proceeds of which $27 million has already been received from a realized hedge gain. On June 18, 2008, Brookfield Infrastructure closed a $450 million senior secured revolving credit facility, of which $135 million is available for working capital including acquisitions and $315 million is available for acquisitions. Prior to drawing on the facility we must satisfy a number of customary conditions precedent including compliance with certain financial ratios. This liquidity will be used to fund growth capital investments and acquisitions as well as for general corporate working capital purposes.

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In addition, Brookfield has provided Brookfield Infrastructure with an equity commitment in the amount of $200 million. The equity commitment may be called by our Partnership and/or Brookfield Infrastructure in exchange for the issuance of a number of units of our Partnership or of Brookfield Infrastructure, as the case may be, to Brookfield, corresponding to the amount of the equity commitment called divided by the five day, volume-weighted average trading price for our Partnership’s Units.

Our equity strategy is to issue equity in conjunction with future acquisitions; we may also issue an amount of equity opportunistically to enhance our liquidity to pursue future acquisitions.

We finance our assets principally at the operating entity level through the use of long-term debt that has recourse only to the underlying operations. In addition, Brookfield Infrastructure’s operations maintain investment grade or crossover ratings.

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We endeavor to diversify our principal repayments over a number of years. Scheduled principal repayments as at September 30, 2008 on a proportionate basis on Brookfield Infrastructure’s non-recourse borrowings over the next five years are as follows:

	Average Term (years)	2008	2009	2010	2011	2012	Beyond	Total
Electricity Transmission	10.6	$—	$0.4	$0.4	$83.5	$0.9	$290.6	$375.8
Timber	9.4	—	—	—	—	—	528.0	528.0

Total	10.0	$—	$0.4	$0.4	$83.5	$0.9	$818.6	$903.8

As illustrated in the schedule above, the proportionate share of non-recourse debt associated with Brookfield Infrastructure’s operations as at September 30, 2008 was $903.8 million. Furthermore, Brookfield Infrastructure has no significant debt maturities until 2011.

The debt to capitalization ratio for Brookfield Infrastructure as at September 30, 2008 was 50%. The following table summarizes our proportionate share of non-recourse debt on a segment basis

	Three-Month Period Ended September 30, 2008			Nine-Month Period Ended September 30, 2007
US$ MILLIONS, VOLUME IN THOUSANDS, UNAUDITED	Proportionate Debt	Average Interest Rate	Cash Interest	Proportionate Debt	Average Interest Rate	Cash Interest
Electricity transmission	$375.8	6.2%	$5.8	$390.1	5.9%	$17.3
Timber	528.0	5.5%	7.3	525.2	5.4%	21.4

Total	$903.8		$13.1	$915.3		$38.7

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

To measure performance, we focus on net income as well as adjusted net operating income. We define adjusted net operating income or ANOI as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. Furthermore, ANOI does not include pre-acquisition income of acquired entity as discussed under Basis of Presentation. Adjusted net operating income is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, U.S. generally accepted accounting principles, (“GAAP”). Adjusted net operating income is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net operating income has limitations as an analytical tool.

•

Adjusted net operating income does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Adjusted net operating income does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•

Adjusted net operating income does not include performance fees accrued relating to our Canadian timber operations, which will be required to be paid in cash and which type of fee we expect to accrue in the future.

Because of these limitations, adjusted net operating income should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under GAAP. We compensate for these limitations by relying on our GAAP results and using adjusted net operating income only supplementally. However, adjusted net operating income is a key measure that management uses to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our GAAP results, we believe that adjusted net operating income provides a more complete understanding of factors and trends affecting our underlying operations. Adjusted net operating

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income allows our management to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most or our assets will typically increase over time provided we make all necessary maintenance expenditures.

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We add back depletion because we endeavor to manage our timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the timber and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, which benefit is not reflected in the period in which the related fee accrues. In addition, as a result of our fee netting mechanism which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in adjusted net operating income without adding back the performance fee.

We provide reconciliations of this non-GAAP financial measure to the most directly comparable GAAP measure, which is net income, in the tables that follow. We urge you to review the GAAP financial measures in the supplemental financial information contained herein, and to not rely on any single financial measure to evaluate Brookfield Infrastructure.

The following table reconciles net income to adjusted net operating income. In doing so, we add back to net income the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items less pre-acquisition income of acquired entity, as well as the minority interest related to those items such that, similar to net income, adjusted net operating income reflects Brookfield Infrastructure’s ownership interest

	Three Months Ended September 30	Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2008
Net (loss) income	$(1.4)	$6.5
Add back or deduct the following:
Depreciation, depletion and amortization	13.3	38.5
Deferred taxes	(4.3)	(12.9)
Pre-acquisition income of acquired entity	—	(2.6)
Other non-cash items	5.5	15.4

Adjusted net operating income (ANOI)	$13.1	$44.9

On a proforma basis, the following table reconciles net income to adjusted net operating income:

	Three Months Ended September 30		Nine Months Ended September 30
US$ MILLIONS, UNAUDITED	2008	2007	2008	2007
Net (loss) income	$(1.4)	$5.3	$6.2	$11.3
Add back or deduct the following:
Depreciation, depletion and amortization	13.3	12.5	41.0	33.6
Deferred taxes	(4.3)	(4.7)	(14.2)	(1.6)
Other non-cash items	5.5	4.3	19.2	4.3

Adjusted net operating income (ANOI)	$13.1	$17.4	$52.2	$47.6

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The difference between net income and adjusted net operating income is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on its Chilean peso denominated debt.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to revenue, margin and growth expectations for our electricity transmission business, receipt, amount and use of proceeds from the exercise of the TBE put option, return on capital expectations and anticipated margins in connection with our timber operations, developing new channels to access the timber export market, future HBU sales, integrating and creating and benefiting from efficiencies from the acquisition by Longview of the Washington State located tree farm by Longview, increases in harvest levels and margins and the effects on adjusted net operating income and net income within our timber operations, near and mid-to-long term factors expected to effect timber operations, future growth and prospects of the Public Private Partnership (“PPP”) market and our ability to successfully build our operations in this area, completion of the PPP acquisition, our estimated future general and administrative expenses and maintenance capital expenditures, repurchases under our unit repurchase program, our ability to maintain sufficient financial liquidity, sustainability of distribution levels, our ability to secure financing through the issuance of equity or debt and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.

The words “believe”, “expect”, “tend”, “should”, “anticipate”, “intend”, “objective”, “sustain”, “enable”, “endeavour”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business generally, and which may impact markets for timber; the behavior of financial markets, including fluctuations in interest and exchange rates as well as inflation rates; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; availability of equity and debt financing; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the Partnership operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in documents filed by the Partnership with the securities regulators in Canada and the United States including the Partnership’s 2007 Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Partnership or Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

BUSINESS ENVIRONMENT AND RISKS

The Partnership’s and Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific

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sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in the Partnership’s 2007 Annual Report on Form 20-F which is available on our web site and at www.sec.gov/edgar.shtml.com and www.sedar.com.

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